BofA Securities Prime, Inc.

(SEC ID No. 8-70788)

Financial Statements and Supplemental Schedules

December 31, 2022

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SEC FILE NUMBER
8-70788

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** (MM/DD/YY) AND ENDING **12/31/22** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **BofA Securities Prime, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Bryant Park
(No. and Street)

New York	**NY**	**10036**
(City)	(State)	(ZIP Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Devin Crowe	**(980) 388-3265**	**devin.crowe@bofa.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers, LLP
(Name - if Individual, state last, first, and middle name)

300 Madison Ave.	**New York**	**NY**	**10024**
(Address)	(City)	(State)	(ZIP Code)

10/20/03	**238**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☒ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☒ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☒ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

OATH OR AFFIRMATION

I, Devin Crowe, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supporting schedules pertaining to the firm of BofA Securities Prime, Inc. (the "Company"), as of December 31, 2022, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



[signature]

Signature

Managing Director and Chief Financial Officer

Title

G.S. § 10B-43 NOTARIAL CERTIFICATE FOR AN OATH OR AFFIRMATION



Mecklenburg County, North Carolina

Signed and sworn to before me this day by Devin Crowe

Name of principal

Date: 2·24·23

(Official Seal)

JEROME ANDERSON
Notary Public
Mecklenburg Co., North Carolina
My Commission Expires May 25, 2027



[signature]

Official Signature of Notary

Jerome Anderson, Notary Public

Notary's printed on typed name

My commissions expires: 5 25-27

OATH OR AFFIRMATION

I, Joseph Guardino, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supporting schedules pertaining to the firm of BofA Securities Prime, Inc. (the "Company"), as of December 31, 2022, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Managing Director and Chief Operations Officer

Title



Notary Public Lisandra Garcia



NOTARY PUBLIC
LISANDRA GARCIA
Notary Public, State of Florida
Commission# GG 332525
My comm. expires May 8, 2023

BofA Securities Prime, Inc.
Table of Contents
December 31, 2022



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of BofA Securities Prime, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of BofA Securities Prime, Inc. (the "Company") as of December 31, 2022, and the related statements of operations and comprehensive income, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 (Schedule I), Computation for Determination of Customer Reserve Requirements Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934 (Schedule II), Computation for Determination of PAB Reserve Requirements Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934 (Schedule III), and the Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934 (Schedule IV) as of December 31, 2022 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



PricewaterhouseCoopers LLP

New York, New York
February 24, 2023

We have served as the Company's auditor since 2022.

BofA Securities Prime, Inc.
Balance Sheet
December 31, 2022

(dollars in thousands)

ASSETS

Cash	$	250,961
Other assets		9
Total Assets	$	250,970

LIABILITIES

Income tax payable	$	202
Loans due to affiliates		118
Accrued expenses		15
Contingencies (See Note 5)		
Total Liabilities		335

STOCKHOLDER'S EQUITY

Common stock, par value $1 per share; 1,000 shares authorized; 1,000 shares issued and outstanding	1
Paid-in capital	250,000
Retained earnings	634
Total Stockholder's Equity	250,635
Total Liabilities and Stockholder's Equity	$ 250,970

The accompanying notes are an integral part of the Financial Statements.

1

BofA Securities Prime, Inc.
Statement of Operations and Comprehensive Income
For the Year Ended December 31, 2022

(dollars in thousands)

Revenues		
Interest income	$	863
Less: interest expense		2
Net interest income		**861**
Revenues, net of interest expense		861
Non-interest expenses		
Regulatory fees		22
Other		3
Total non-interest expenses		25
Income before income tax expense		836
Income tax expense		202
Net income	$	634
Other comprehensive income, net of tax		—
Comprehensive income	$	634

The accompanying notes are an integral part of the Financial Statements.

2

BofA Securities Prime, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2022

(dollars in thousands)

	Common Stock	Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, beginning of year	$ 1	$ 25,000	$ —	$ 25,001
Capital contribution from BofAS	—	225,000	—	225,000
Net income	—	—	634	634
Balance, end of year	$ 1	$ 250,000	$ 634	$ 250,635

The accompanying notes are an integral part of the Financial Statements.

3

BofA Securities Prime, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2022

(dollars in thousands)

Cash flows from operating activities:		
Net income	$	634
Decrease in operating assets:		
Other assets		(9)
Increase in operating liabilities:		
Income tax payables and other		217
Loans due to affiliates		118
Cash provided by operating activities		960
Cash flows from financing activities:		
Proceeds from:		
Contribution from BofAS		225,000
Cash provided by financing activities		225,000
Net increase in cash		225,960
Cash, beginning of year		25,001
Cash, end of year	$	250,961
Supplemental disclosure of cash flow information:		
Cash paid during the year for taxes, including amounts with affiliates	$	—
Cash paid during the year for interest, including amounts with affiliates	$	—

The accompanying notes are an integral part of the Financial Statements.

4

BofA Securities Prime, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2022

(dollars in thousands)

Balance, beginning of year	$	—
Additions		—
Repayments		—
Balance, end of year	$	—

The accompanying notes are an integral part of the Financial Statements.

5

1.   **Organization**

Description of Business
BofA Securities Prime, Inc. (the "Company" or "BofAS Prime") was established on July 27, 2021. As of December 31, 2022, the Company was registered as a broker-dealer with the U.S. Securities and Exchange Commission (SEC), registered on August 10, 2022, and is a member firm of the Financial Industry Regulatory Authority (FINRA). The Company is also a member firm of the Securities Investor Protection Corporation (SIPC). Once operational, the Company will enter into securities borrowed transactions and securities loaned transactions to facilitate prime brokerage transactions for the customers of an affiliate.

The Company is a wholly-owned subsidiary of BofA Securities, Inc. (BofAS). BofAS is a wholly-owned direct subsidiary of NB Holdings Corporation (NB Holdings), which is a wholly-owned subsidiary of Bank of America Corporation (Bank of America).

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The Financial Statements are presented in conformity with accounting principles generally accepted in the United States of America. The Financial Statements are presented in U.S. dollars.

Use of Estimates
The preparation of the Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could materially differ from those estimates and assumptions.

Legal Reserves
The Company is occasionally a party in various actions, some of which involve claims for substantial amounts. Amounts are accrued for the financial resolution of claims that have either been asserted or are deemed probable of assertion if, in the opinion of management, it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many cases, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. Accruals are subject to significant estimation by management, with input from any outside counsel handling the matter. Refer to *Note 5 - Contingencies* for further information.

Income Taxes
There are two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements. Deferred tax assets are also recognized for tax attributes such as net operating loss carryforwards and tax credit carryforwards. Valuation allowances are recorded to reduce deferred tax assets to the amounts management concludes are more likely than not to be realized.

Unrecognized income tax benefits (UTBs) are recognized and measured based upon a two-step model: first, a tax position must be more likely than not to be sustained based solely on its technical merits in order to be recognized, and second, the benefit is measured as the largest dollar amount of that position that is more likely than not to be sustained upon settlement. The difference between the benefit recognized and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. The Company records income tax-related interest and penalties, if applicable, within income tax expense.

The Company's results of operations are included in the U.S. federal income tax return and certain state tax returns of Bank of America. The method of allocating income tax expense is determined under the intercompany tax allocation agreements of Bank of America, which specify that income tax expense will be computed for all Bank of America subsidiaries generally on a separate pro forma return basis, taking into account the tax position of the consolidated group and the Company.

Under the intercompany allocation agreements, tax benefits associated with net operating losses (or other tax attributes) of the Company are payable to the Company generally upon utilization in Bank of America's tax returns.

In addition, under these agreements, substantially all current income taxes (federal, combined and unitary state) are recorded as income tax payable due to affiliate, which are included on the Balance Sheet within Income Tax Payable and settled on at least an annual basis.

In accordance with Bank of America's intercompany tax allocation agreements, any new or subsequent change in a UTB related to Bank of America's state consolidated, combined or unitary return in which the Company is a member will generally not be reflected in the Company's Balance Sheet. However, upon resolution of the item, any significant impact determined to be attributable to the Company will be reflected in the Company's Balance Sheet.

There were no material disclosures around income tax components for the year ended December 31, 2022.

Fair Value Hierarchy
The Company had no assets and liabilities measured at fair value on a recurring basis as of December 31, 2022.

The Company measures the fair values of its assets and liabilities, where applicable, in accordance with accounting guidance that requires an entity to base fair value on exit price. Under this guidance, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. Under applicable accounting standards, fair value measurements are categorized into one of three levels based on the inputs to the valuation technique with the highest priority given to unadjusted quoted prices in active markets and the lowest priority given to unobservable inputs. The Company categorizes its fair value measurements of financial instruments based on this three-level hierarchy.

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the overall fair value of the assets or liabilities.

Balance Sheet Captions
The following are descriptions related to specific balance sheet captions.

Cash
The Company defines cash as demand deposits with banks or other financial institutions. The amounts recognized on the Balance Sheet approximates fair value and considered Level 1 under the fair value hierarchy.

Loans Due to Affiliates
Loans due to affiliates consist of unsecured borrowings with NB Holdings. Refer to *Note 3 - Related Party Transactions* for further information. The carrying value approximates the fair value and considered Level 2 under the fair value hierarchy.

Revenue Recognition
Interest Income and Interest Expense
Interest income and Interest expense includes contractual interest received on the Company's cash deposits and paid on loans due to affiliates, respectively. Interest is recognized on an accrual basis.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are remeasured at period-end rates of exchange and the income statement accounts are translated at the exchange rate on the transaction date. Gains and losses resulting from foreign currency transactions are included in net income.

3. **Related Party Transactions**

Certain expenses related to the Company from its establishment through December 31, 2022 have been borne by BofAS, or in the case that the expenses were borne by other legal entities, were allocated to BofAS. While certain of these expenses may have been directly related to the Company (e.g. legal and certain other professional fees), such costs were necessary for BofAS to incur in order to establish the Company. BofAS will not seek reimbursement from the Company for any of these incurred expenses.

At December 31, 2022, the Company had a $248 thousand deposit with Bank of America, National Association.

The Company has a $15 million uncommitted six month revolving unsecured line of credit with NB Holdings in the normal course of business. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on August 1, 2023 and may automatically be extended semi-annually to the succeeding February 1st unless specific actions are taken 180 days prior to the maturity date. At December 31, 2022, approximately $118 thousand was outstanding on the line of credit, and is reported within Loans due to affiliates on the Balance Sheet.

4. **Risks and Uncertainties**

Liquidity Risk
Liquidity risk represents the risk of inability to meet expected or unexpected cash flow and collateral requirements while continuing to support the Company's business needs, under a range of economic conditions. The Company's primary liquidity risk management objective is to meet all contractual and contingent financial obligations as they arise, including during periods of stress. To achieve that objective, the Company analyzes and monitors its liquidity risk under expected and stressed conditions, maintains excess liquidity, and access to diverse funding sources and seeks to align liquidity-related incentives and risks. Liquidity is defined as readily available assets, limited to cash and high-quality, liquid, unencumbered securities that the Company can use to meet contractual and contingent financial obligations as those obligations arise. In addition, the Company is supported through an uncommitted borrowing arrangement with NB Holdings. See *Note 3 - Related Party Transactions*.

Counterparty Credit Risk
The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms (default risk). Cash instruments expose the Company to default risk.

Concentrations of Credit Risk
The Company's exposure to credit risk associated with its activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions. Cash consists of demand deposits held in accounts at major financial institutions and therefore are subject to the credit risk at those financial institutions. Although the amount on deposit at this institution exceeds the maximum insured amount, the Company does not believe there to be any significant credit risk with respect to this demand deposit.

Industry Concentration Risk
The Company's primary industry credit concentration is with financial institutions, including affiliates, which arises in the normal course of the Company's prime brokerage and financing activities. Financial institutions include other brokers and dealers, commercial banks, financing companies, insurance companies, and investment companies.

5. **Contingencies**

Litigation and Regulatory Matters
In the ordinary course of business, the Company is occasionally a defendant in or a party to pending and threatened legal, regulatory, and governmental actions and proceedings. In view of the inherent difficulty of predicting the outcome of such matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company generally cannot predict the eventual outcome of

the pending matters, timing of the ultimate resolution of these matters, or eventual loss, fines or penalties related to each pending matter.

As a matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates whether such matter presents a loss contingency that is probable and estimable, and, whether a loss in excess of any accrued liability is reasonably possible in future periods. Once the loss contingency is deemed to be both probable and estimable, the Company will establish an accrued liability and record a corresponding amount of litigation-related expense. The Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established.

Excluding expenses of internal or external legal service providers, there were no material litigation-related expenses recognized for the year ended December 31, 2022.

6.   Subsequent Events

The Company evaluates whether events, occurring after the balance sheet date but before the date the Financial Statements are available to be issued, require accounting as of the balance sheet date, or disclosure in the Financial Statements. The Company has evaluated such subsequent events through date of issuance.

In February 2023, the maturity of the Company's existing revolving senior unsecured line of credit with NB Holdings was extended to February 1, 2024.

In February 2023, the borrowing limit of the Company's existing revolving senior unsecured line of credit with NB Holdings increased to $1.0 billion.

The Company's operations commenced during February 2023. See *Note 1 - Organization*.

There were no other material subsequent events which affected the amounts or disclosures in the Financial Statements through February 24, 2023, which is the issuance date of the Financial Statements.

7.   Regulatory Requirements

SEC Uniform Net Capital Rule
As an SEC registered broker-dealer, the Company is subject to the net capital requirements of the Securities Exchange Act of 1934 Rule 15c3-1 (SEA Rule 15c3-1). The Company has elected to compute the minimum capital requirement in accordance with the Alternative Standard as permitted by SEA Rule 15c3-1, and is required to maintain minimum net capital of $250 thousand.

As of December 31, 2022, the Company's net capital of $250.4 million exceeded the minimum net capital requirement by $250.1 million.

SEC Customer Protection Rule
BofAS Prime is also subject to requirements of the Securities Exchange Act of 1934 Rule 15c3-3, which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers and, separately, for proprietary accounts of broker-dealers (PAB). As of December 31, 2022, BofAS Prime was not required to deposit any amounts into a special reserve bank account for customers nor PAB.

BofA Securities Prime, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
As of December 31, 2022

(dollars in thousands)		**Schedule I**
Net Capital		
Total ownership equity	$	250,635
Liabilities subordinated to claims of general creditors		—
Total capital and allowable subordinated liabilities		**250,635**
Deductions and/or charges:		
Cash		248
Receivables from brokers or dealers and clearing organizations - Other		—
Receivables from customers:		
Securities accounts - Partly secured		—
Securities accounts - Unsecured		—
Receivables from customers - Commodity accounts		—
Allowance for doubtful accounts		—
Receivables from non-customers - Partly secured and unsecured accounts		—
Securities purchased under agreements to resell		—
Total net securities, commodities, and swaps positions		—
Other investments not readily marketable		—
Secured demand notes		—
Memberships in exchanges		—
Investment in and receivables from affiliates, subsidiaries and associated partnerships		—
Property, furniture, equipment, leasehold improvements and rights under lease agreements		—
Other Assets:		9
Total nonallowable assets		**257**
Additional charges for customers' and non-customers' security accounts		—
Additional charges for customers' and non-customers' commodity accounts		—
Aged fail-to-deliver		—
Aged short security differences		—
Security demand note deficiency		—
Commodity futures contracts and spot commodities - proprietary capital charges		—
Other deductions and/or charges		—
Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		—
Total deductions and/or charges		**(257)**
Other additions and/or allowable credits		
Net Capital before haircuts on securities positions		250,378
Haircuts on securities		—
Net Capital	$	**250,378**

Note: There are no material differences between the above Computation of Net Capital under Rule 15c3-1 and that filed with BofAS Prime's December 31, 2022 FOCUS Report.

BofA Securities Prime, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
As of December 31, 2022

(dollars in thousands)		Schedule I
Ratio minimum net capital requirement		
Fixed-dollar minimum net capital requirement	$	250
Minimum net capital requirement	**$**	**250**
Excess net capital	**$**	**250,128**
Net capital and tentative net capital in relation to early warning thresholds		
Net capital in excess of 120% of minimum net capital requirement	$	250,078
Net capital in excess of 5% of combined aggregate debit items as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3	$	250,378
Other Ratios		
Percentage of net capital to aggregate debits		0.00

Note: There are no material differences between above Computation of Net Capital under Rule 15c3-1 and that filed with BofAS Prime's December 31, 2022 FOCUS Report.

BofA Securities Prime, Inc.
Computation for Determination of Customer Reserve Requirements Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934
As of December 31, 2022

(dollars in thousands)		Schedule II
Credit Balances		
Free credit balances and other credit balances in customers' security accounts	$	—
Monies borrowed collateralized by securities carried for the accounts of customers		—
Monies payable against customers' securities loaned		—
Customers' securities failed to receive		—
Credit balances in firm accounts which are attributable to principal sales to customers		—
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30		—
Market value of short security count differences over 30 calendar days old		—
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		—
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		—
Other		—
Total credits		—
Debit Balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		—
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		—
Failed to deliver of customers' securities not older than 30 calendar days		—
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		—
Margin required and on deposit with a clearing agency registered with the Commission under section 17A of the Act (15 U.S.C. 78q-1) or a derivatives clearing organization registered with the Commodity Futures Trading Commission under section 5b of the Commodity Exchange Act (7 U.S.C. 7a-1) related to the following types of positions written, purchased or sold in customer accounts: (1) security futures products and (2) futures contracts (and options thereon) carried in a securities account pursuant to an SRO portfolio margining rule		—
Other		—
Aggregate debit items		—
Less 3% of aggregate debit items		—
Total Rule 15c3-3 debits		—
Reserve Computation		
Excess of total debits over total credits		—
Excess of total credits over total debits		—
Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		—
Amount of deposit (or withdrawal) including value of qualified securities *		—
New amount in Reserve Bank Account after adding deposit or subtracting withdrawal including value of qualified securities **	$	—

* Date of deposit

** Value of qualified securities included in new amount in Reserve Bank Account

Note: There are no material differences between the above Computation for Determination of Customer Account Reserve Requirements under 15c3-3 and that filed with BofAS Prime's December 31, 2022 FOCUS report.

BofA Securities Prime, Inc.
Computation for Determination of PAB Reserve Requirements Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934
As of December 31, 2022

(dollars in thousands) **Schedule III**

Credit Balances	
Free credit balances and other credit balances in PAB security accounts	$ —
Monies borrowed collateralized by securities carried for the accounts of PAB	—
Monies payable against PAB securities loaned	—
PAB securities failed to receive	—
Credit balances in firm accounts which are attributable to principal sales to PAB	—
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30	—
Market value of short security count differences over 30 calendar days old	—
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	—
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	—
Other	—
Total PAB credits	**—**
Debit Balances	
Debit balances in PAB cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	—
Securities borrowed to effectuate short sales by PAB and securities borrowed to make delivery on PAB securities failed to deliver	—
Failed to deliver of PAB securities not older than 30 calendar days	—
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAB accounts	—
Margin required and on deposit with a clearing agency registered with the Commission under section 17A of the Act (15 U.S.C. 78q-1) or a derivatives clearing organization registered with the Commodity Futures Trading Commission under section 5b of the Commodity Exchange Act (7 U.S.C. 7a-1) related to the following types of positions written, purchased or sold in PAB accounts: (1) security futures products and (2) futures contracts (and options thereon) carried in a securities account pursuant to an SRO portfolio	—
Other	—
Total PAB debits	**—**
Reserve Computation	
Excess of total debits over total credits	—
Excess of total credits over total debits	—
Excess debits in customer reserve formula computation	—
PAB Reserve Requirement	—
Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	—
Amount of deposit (or withdrawal) including value of qualified securities *	—
New amount in Reserve Bank Account after adding deposit or subtracting withdrawal including value of qualified securities **	**$ —**

* Date of deposit

** Value of qualified securities included in new amount in Reserve Bank Account

Note: There are no material differences between the above Computation for Determination of PAB Account Reserve Requirements under 15c3-3 and that filed with BofAS Prime's December 31, 2022 FOCUS report.

BofA Securities Prime, Inc.
Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934
As of December 31, 2022

(dollars in thousands)		**Schedule IV**
Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2022 the report date (for which instructions to reduce to possession or control had been issued as of December 31, 2022) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.		
Market Value	$	—
Number of Items		—
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2022, excluding items arising from 'temporary lags which result from normal business operations' as permitted under Rule 15c3-3.		
Market Value	$	—
Number of Items		—

Note: There are no material differences between the above Information Relating to the Possession or Control Requirements for Brokers and Dealers and that filed with BofAS Prime's December 31, 2022 FOCUS Report.